UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. 2)
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Filed by a Party other than the Registrant ☑
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☑	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

CNS RESPONSE, INC.

(Name of Registrant as Specified In Its Charter)

Leonard J. Brandt

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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The following important information is being provided for your benefit about the uncompensated stockholder of CNS Response, Inc, who wrote correspondence in support of Leonard J. Brandt sent by email to you.

Michael Tippie serves as VP Business Development of Eureka Genomics, a gene sequencing company located at 750 Alfred Nobel Drive, Hercules, CA 94547. Mr. Tippie beneficially owns 122,121 shares of Common Stock and has no transactions in the Common Stock within the past two years.

None of the persons whose letters have been distributed by Leonard J. Brandt in his solicitation of proxies for the Special Meeting of Stockholders on September 4, 2009 at 1 pm EDT (i) was compensated by Leonard J. Brandt for writing such correspondence or otherwise, (ii) is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of CNS Response, Inc., (iii) has any arrangement or understanding with any person—(A) with respect to any future employment by CNS Response, Inc. or its affiliates; or (B) with respect to any future transactions to which CNS Response, Inc. or any of its affiliates will or may be a party, or (iv) is a party to (A) an arrangement or understanding pursuant to which a nominee for election as director is proposed to be elected or (B) any transaction, since the beginning of the CNS Response, Inc.’s last fiscal year, or any currently proposed transaction, in which CNS Response, Inc. was or is to be a participant and the amount involved exceeds $120,000.